UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On August 13, 2024, Sportradar Group AG (the “Company”) issued a press release reporting its second quarter 2024 financial and operating results (the “Second Quarter Earnings Release”) and filed with the U.S. Securities and Exchange Commission a Form 6-K that attached thereto the Second Quarter Earnings Release as Exhibit 99.1 (the “Second Quarter Earnings Release Form 6-K”). The Company is filing this Form 6-K solely for the purpose of correcting certain amounts in the Other comprehensive income portion of the Company’s consolidated statements of profit or loss and other comprehensive income included in the Second Quarter Earnings Release and the Second Quarter Earnings Release Form 6-K.

The table below sets forth the effect of such corrections and the revision in the Other comprehensive income portion of the Company’s consolidated statements of profit or loss and other comprehensive income.

	Three-Month Period Ended June 30, 2024			Six-Month Period Ended June 30, 2024
in €'000 (Unaudited)	Originally Reported Amounts	Corrections	Restated Amounts	Originally Reported Amounts	Corrections	Restated Amounts
Loss for the period	(1,536)	—	(1,536)	(2,185)	—	(2,185)
Other Comprehensive Income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(3)	—	(3)	(2)	—	(2)
Related deferred tax expense	(2)	—	(2)	(2)	—	(2)
	(5)	—	(5)	(4)	—	(4)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	16,562	(14,087)	2,475	20,571	(14,087)	6,484
Foreign currency translation adjustment attributable to non-controlling interests	1,143	(1,133)	10	1,131	(1,133)	(2)
	17,705	(15,220)	2,485	21,702	(15,220)	6,482
Other comprehensive income (loss) for the period, net of tax	17,700	(15,220)	2,480	21,698	(15,220)	6,478
Total comprehensive income for the period	16,164	(15,220)	944	19,513	(15,220)	4,293

Total comprehensive income (loss) attributable to:
Owners of the Company	16,241	(15,220)	1,021	19,677	(15,220)	4,457
Non-controlling interests	(77)	—	(77)	(164)	—	(164)
	16,164	(15,220)	944	19,513	(15,220)	4,293

Other than as described above, no other statement or amount has been changed from those presented in the Second Quarter Earnings Release and the Second Quarter Earnings Release Form 6-K, and this Form 6-K does not modify, amend or update in any way any of the other financial or other information contained in the Second Quarter Earnings Release and the Second Quarter Earnings Release Form 6-K.

The IFRS financial information contained in the Other comprehensive income portion of the Company’s consolidated statements of profit or loss and other comprehensive income set forth above is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2024

SPORTRADAR GROUP AG

By:	/s/ Craig Felenstein
Name: Craig Felenstein
Title: Chief Financial Officer